                      December 21, 2001

Dear Spherion option holder:

    As you know, the Board of Directors has approved the Spherion Employee Stock Option Exchange Program. This voluntary program allows Spherion employees other than our Chief Executive Officer to tender existing options to be cancelled and exchanged for new options that will be granted approximately six months following the date of cancellation, which we currently expect to be August 9, 2002. We have included with this letter the following materials:

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  a detailed description of the offer titled Offer to Exchange,

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  an Election Form that you will need to complete and return to us,

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  a Withdrawal Form that you will need to complete if you decide to withdraw any tendered options, and

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  a Personnel Option Status Report showing your outstanding option grants.

    You should read the information provided and consider your decision carefully. If you wish to participate in this program, your Election Form must be received by Joan Lancellot, Senior Legal Assistant, at Spherion Corporation, 2050 Spectrum Boulevard, Fort Lauderdale, FL, 33309, by 5:00 p.m., Eastern time, on January 31, 2002 or by facsimile at (954) 938-7780. A postage pre-paid envelope is included for your convenience. If you have any questions about the offer after reading the enclosed materials, you can call Lisa Iglesias, Vice President, General Counsel and Secretary, at (954) 351-8370 or e-mail her at lisaiglesias@spherion.com.

                      Sincerely,

                      Cinda A. Hallman

                      President and CEO